Mail Stop 3561

July 27, 2006

Mr. Mark L. Baum, Chief Executive Officer
PNG Ventures, Inc.
2038 Corte del Nogal, Suite 110
Carlsbad, CA 92011

   Re: **PNG Ventures, Inc.**
     Form 10-KSB for Fiscal Year Ended December 31, 2005
     Form 10-QSB and 10-QSB/A for Fiscal Quarter Ended
     March 31, 2006
     File No. 0-29735

Dear Mr. Baum:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Item 8A – Controls and Procedures

1. We note your statement regarding the evaluation of your disclosure controls and procedures, "within 90 days of the filing date of this annual report." Note that Item 307 of Regulation S-B requires an evaluation of effectiveness "as of the end of the period" covered by the report. Please revise your disclosure accordingly.

2. You state there were no significant changes in your "internal controls" or in other factors that could significantly affect these controls "subsequent to the date of

their evaluation." Please note that Item 308(c) of Regulation S-B requires you to disclose any change in the small business issuer's "internal control over financial reporting" since the small business issuer's "last fiscal quarter". Please revise your disclosure accordingly.

Exhibits 31.1

3. The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601(b)(31) states that the certification must be provided exactly as stated therein. We note multiple differences between the language of your certification and the language that is required. Please revise your certifications accordingly.

Forms 10-QSB and 10-QSB/A for Fiscal Quarter Ended March 31, 2006

Financial Statements

Note 4. Convertible Notes Payable, page F-5

4. We note your disclosure regarding the convertible promissory notes. These instruments do not appear to meet the definition of conventional convertible debt in paragraph 4 of EITF 00-19 since the notes are convertible into a variable number of shares that are to be delivered upon exercise of the conversion feature. Since it appears there is no cap on the number of shares which can be issued upon exercise of the conversion feature, it appears you cannot guarantee you have a sufficient number of authorized shares for delivery. As a result, you would be required to analyze the conversion feature under paragraphs 12-32 of EITF 00-19. Accordingly, please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the debt conversion feature for the convertible note is an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133.

5. Please file the convertible promissory note agreement(s) and related agreement(s) as material contract exhibits in accordance with Item 601 of Regulation S-B. Disclose the material terms of the agreement(s) in the footnotes to the financial statements. Specifically address whether the shares to be issued upon conversion of your debt are subject to registration rights. We may have additional comments after reviewing your response.

Exhibit 31.1

6. The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601(b)(31) states that the certification must be provided exactly as stated therein. We note multiple differences between the language of your certification and the language that is required. Please revise your certification accordingly.

Closing Comments

As appropriate, please amend your filing and respond to these comments no later than August 18, 2006 or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raquel Howard at (202) 551-3291 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies